Exhibit 12.11

Entergy Texas, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges

	Six Months Ended
	June 30,
	2016	2015

Fixed charges, as defined:
Total interest charges	$43,577	$42,558
Interest applicable to rentals	714	848

Total fixed charges, as defined	$44,291	$43,406

Earnings as defined:
Net income	$38,620	$31,481
Add:
Income taxes	24,865	17,715
Fixed charges as above	44,291	43,406

Total earnings, as defined	$107,776	$92,602

Ratio of earnings to fixed charges, as defined	2.43	2.13